M STREET GALLERY, INC.

815 w. Boynton Beach Blvd. 4-101

Boynton Beach FL 33437

561-200-7721

September 9, 2011

Ramin Olson

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: M Street Gallery, Inc.

File Number 333-174404

Form S-1 Registration Statement

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to cause the above referenced Registration Statement on Form S-1 (the "Filing") to become effective at 3pm Eastern Time on Monday, September 12, 2011, or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant acknowledges that:

    should the Commission or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;
    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the undersigned from its full responsibility for the adequacy and the accuracy of the disclosure in the Filing; and
    the undersigned registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

M Street Gallery, Inc.

By: /s/ Reinhold Mackenroth

Reinhold mackenroth